

Mail Stop 3561

May 26, 2009

Mr. Fletcher Jay McCusker
Chairman of the Board and Chief Executive Officer
The Providence Service Corporation
5524 East Fourth Street
Tucson, AZ 85711

> **Re: The Providence Service Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 7, 2009**
> **File No. 1-34221**

Dear Mr. McCusker:

We have reviewed your filings and have the following comments. In our comments we have asked you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Notes to Consolidated Financial Statements, page 81

7. Acquisitions, page 99

1.   We note your September 30, 2008 acquisition of substantially all of the assets in
        Illinois and Indiana of Camelot Community Care, Inc. ("CCC") and that as of the
        acquisition date CCC was indebted to the Company for approximately $4.8
        million for management services rendered by the Company to CCC under several
        management services agreements. Please advise us of the following with regards
        to this acquisition:

        ▪ Based on your disclosure of the transaction, it appears that you have forgiven
          CCC's $4,827,425 indebtedness to you and this amount was recorded as
          goodwill and intangibles in the acquisition. Please confirm our understanding
          and, if correct, explain to us how you considered SAB Topic 13.A.1 in
          determining the collectability of this amount was reasonably assured. Provide
          us with an analysis of the agings of the receivables due from CCC at the date
          of acquisition.;
        ▪ Tell us whether you have impaired any of the goodwill and intangible assets
          related to the CCC acquisition as of September 30, 2008 or December 31,
          2008. If so, tell us the remaining amounts of each recorded as of September
          30, 2008 and December 31, 2008.; and
        ▪ Tell us how you considered the related party disclosure requirement of SFAS
          57 for this transaction. Alternatively, tell us why you do not believe CCC was
          a related party when considering the not-for-profit managed services you
          provided to them (pages 4-5) and your agreement with CIT to subordinate
          your management fee receivable, or any other monetary obligations of
          managed entities owed to the Company, to the claims of CIT in the event one
          of your managed entities defaults under its stand-alone credit facility with CIT
          (page 109).

Form 10-Q for the fiscal quarter ended March 31, 2009

Notes to Unaudited Condensed Consolidated Financial Statements, page 6

2. Description of Business and Summary of Critical Accounting Estimates, page 6

New Accounting Pronouncements, page 11

2.   We note on page 40 that the adoption of EITF 07-5 did not impact your consolidated financial statements. We further note on page 107 of your Form 10-K for the year ended December 31, 2008 that the conversion rate of your 6.5% convertible senior subordinated notes are subject to adjustment. Please describe to us the circumstances that would result in an adjustment to the conversion rate and explain to us how you applied the provisions of EITF 07-5 to each circumstance, as applicable.

*   *   *   *

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services